Exhibit 2





May 8, 1998


                            PERSONAL AND CONFIDENTIAL


Mr. Vincent Salvatori
Chairman of the Board & CEO
QuesTech, Inc.
7600-A Leesburg Pike
Falls Church, VA  22043

Dear Mr. Salvatori:

On behalf of Modern Technologies Corporation ("MTC"), I am pleased to present this preliminary indication of our interest in entering into a transaction resulting in the combination of our two companies. We are very excited by this opportunity to affiliate QuesTech, Inc. and MTC. We are convinced that such a combination is in the very best interest of our respective organizations, our shareholders, employees, customers, and communities.

At Modern Technologies Corp., similar to QuesTech, we believe it is people that create the competitive advantage for us. Because our businesses are complementary and because of our mutual philosophy of building and growing businesses, we believe this merger would enhance the growth opportunities for all of our employees. Indeed, we see your management team and the other talented people in the QuesTech organization as a key component of the value of the combined organizations. Our similar management styles and shareholder driven philosophies will lead to a consistent organizational culture that is critical to the success of any merger.

Based on our preliminary evaluation, we propose to structure the transaction as a cash tender offer pursuant to which we would offer to acquire all of the outstanding Common Stock of QuesTech, Inc. which we do not currently own at a price of $13.00 per share, subject to, among other things, there being tendered a number of shares which, together with the shares owned by us, constitutes at least 2/3 of the then outstanding shares of Common Stock. This amounts to a total transaction value of $31.9 million after giving consideration to the assumption of the debt shown in Exhibit A. Any shares not tendered in the offer would be acquired in a backend merger pursuant to which each share would be converted into the right to receive the same per share consideration as was paid in the offer. This proposed offer represents a 50% premium to the


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high  close for 1997 and is an even  higher  premium to the 1998  average  share price prior to the filing of our 13-D.

This proposal is based upon the information in the Confidential Descriptive Memorandum and the other information you have been kind enough to provide us in our preliminary review, and assumes that prior to the closing date, the assets and liabilities of QTPI will have been previously spun off, such that the acquired corporation will have an opening balance sheet, approximating in all material respects, as shown in Exhibit A, hereto.

This proposal is non-binding and is contingent upon the successful completion of a due diligence review, negotiation and execution of a mutually agreeable definitive agreement containing customary terms and conditions for this type of transaction, approval of the transaction by QuesTech's Board of Directors and compliance with any necessary regulatory filing requirements and receipt of applicable regulatory and/or contractual approvals.

MTC has an excellent track record of significant cash flow and a strong balance sheet, which we would be happy to share with you at the appropriate time. We anticipate financing this transaction with the members of our bank group, with which we maintain excellent working relationships. In preliminary discussions, 3 major regional lenders have indicated a willingness to finance this transaction.

We believe this merger will benefit both shareholder groups, creating an enterprise well positioned to meet the challenges of competing in the government services and information technologies industries, as we approach the turn of the century.

In order to minimize the impact of this proposal on our two businesses and on our customers, we look forward to a quick response to this offer, so that we may immediately begin our due diligence review.

Sincerely,



Mr. Rajesh K. Soin
Chairman & CEO